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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Juno Lighting, Inc.
                               -------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    482047107
                                 --------------
                                 (CUSIP Number)



                                           With a copy to:
Mr. J. Ezra Merkin                         Lawrence G. Goodman, Esq.
Gabriel Capital, L.P.                      Swidler Berlin Shereff Friedman, LLP
450 Park Avenue, Ste. 3201                 919 Third Avenue
New York, New York  10022                  New York, New York 10022
(212) 838-7200                             (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 30, 1999
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:|X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No.  482047107                                 Page   2   of      Pages
           ---------                                      -----    ----

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gabriel Capital Corporation


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /X/
                                                                       (b)  /_/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         OO


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     /_/


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                   435,155
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
        WITH

                       10      SHARED DISPOSITIVE POWER
                               435,155


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                               435,155


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    /_/


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               19.0%


14       TYPE OF REPORTING PERSON*

                               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

CUSIP No.  482047107                                 Page   3   of      Pages
           ---------                                      -----    ----

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  J. Ezra Merkin


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /X/
                                                                       (b)  /_/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         OO


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     /_/


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


      NUMBER OF        7       SOLE VOTING POWER
       SHARES                  294,970
    BENEFICIALLY
      OWNED BY
        EACH           8       SHARED VOTING POWER
      REPORTING                435,155
       PERSON
        WITH
                       9       SOLE DISPOSITIVE POWER
                               294,970


                       10      SHARED DISPOSITIVE POWER
                               435,155


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                               730,125

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                                                            /_/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               31.9%


14       TYPE OF REPORTING PERSON*

                               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1.           Security and Issuer

                  Securities acquired:   common stock, par value $.01 per share
                                         ("Common Stock")

                  Issuer:   Juno Lighting, Inc.
                            1300 S. Wolf Road
                            Des Plaines, IL 60017-5065


Item 2.           Identity and Background

                  (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Gabriel Capital Corporation (f/k/a Ariel Management Corp.), a Delaware corporation ("Gabriel Capital") and the Investment Advisor of Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), and J. Ezra Merkin ("Merkin"), the General Partner of Gabriel Capital L.P., a Delaware limited partnership ("Gabriel"). Merkin is also the sole shareholder, sole director and president of Gabriel Capital. Gabriel Capital and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Gabriel Capital and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

                  Gabriel and Ariel Fund are private investment funds. Gabriel Capital and Merkin are private investment managers.

                  Merkin is a United States citizen.

                  See Item 5 for information regarding ownership of Common
                  Stock.

                  (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds

                  Gabriel purchased an aggregate of 294,970 shares of Common Stock at an aggregate cost of $6,242,854.81 using its own funds. Ariel Fund purchased an aggregate of 435,155 shares of Common Stock at an aggregate cost of $9,209,782.30 using its own funds. See Item 5.

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Item 4.           Purpose of the Transaction

                  All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.


Item 5.           Interest in Securities of the Issuer

                  (a) and (b)

                  Gabriel Capital, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 435,155 shares of Common Stock held by Ariel Fund. Accordingly, Gabriel Capital may be deemed to be the beneficial owner of 435,155 shares of Common Stock, or 19.0% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 294,970 shares of Common Stock held by Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 435,155 shares of Common Stock held by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 730,125 shares of Common Stock, or 31.9% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 2,290,805 outstanding shares of Common Stock of the Issuer as of June 30, 1999, as reported in the Issuer's Current Report on Form 8-K dated June 30, 1999.

                  (c) The transactions in the Common Stock by the Reporting Persons during the past 60 days are set forth on Annex A hereto.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

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Item 6.           Contracts, Arrangements, Understandings or Relations with
                  Respect to Securities of the Issuer

                  Not Applicable


Item 7.           Material to be Filed as Exhibits

                  Exhibit A.  Agreement of Joint Filing.

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Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             GABRIEL CAPITAL CORPORATION


                                             By: /s/ J. Ezra Merkin
                                                 ----------------------
                                                 Name:  J. Ezra Merkin
                                                 Title: President



                                             /s/ J. Ezra Merkin
                                             ------------------
                                             J. EZRA MERKIN



Dated: July 27, 1999

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Exhibit A



                            AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Juno Lighting, Inc. and that this Agreement be included as an Exhibit to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 27th day of July, 1999.

                                             GABRIEL CAPITAL CORPORATION


                                             By: /s/ J. Ezra Merkin
                                                 ----------------------
                                                 Name:  J. Ezra Merkin
                                                 Title: President


                                             /s/ J. Ezra Merkin
                                             ------------------
                                             J. EZRA MERKIN

                                     Annex A


      Purchases and Sales of Shares of Common Stock within the Last 60 Days


                                                            Number of Shares
                                                            ----------------
                                      Aggregate
Date           Price Per Share       Share Amount    Ariel Fund      Gabriel
----           ---------------       ------------    ----------      -------
5/26/99(2)        $23.125               4,800         2,861           1,939
6/1/99(2)          22.875                 800           477             323
6/1/99(2)          23.54               34,000        20,264          13,736
6/3/99(2)          23.625              27,000        16,092          10,908
6/4/99(2)          23.5                31,000        18,476          12,524
6/7/99(2)          23.6               123,100        73,368          49,732
6/7/99(2)          23.5625                400           238             162
6/7/99(1)          23.4572              7,300         4,351           2,949
6/8/99(2)          23.5625             63,000        37,548          25,452
6/10/99(2)         23.5                50,000        29,800          20,200
6/14/99(2)         22.9213             10,000         5,960          40,400
6/15/99(2)         22.8687            100,000        59,600          40,400
6/15/99(2)         22.625               2,000         1,192             808
6/17/99(2)         22.875             150,000        89,400          60,600
6/18/99(2)         22.9375             88,300        52,627          35,673
6/18/99(2)         22.9375             16,600         9,894           6,706
6/18/99(2)         22.875              50,000        29,800          20,200
6/21/99(2)         22.9375             10,000         5,960           4,040
6/21/99(2)         22.9375            100,000        59,600          40,400
6/22/99(2)         22.96875            12,000         7,152           4,848
6/24/99(2)         23.375               2,200         1,311             889
6/24/99(2)         23.333               6,000         3,576           2,424
6/30/99(2)         18.9167              1,500           894             606
6/30/99(2)         21.875               5,000         2,980           2,020
6/30/99(3)                            763,500       455,046         308,454
7/6/99(2)          19.00                3,300         1,967           1,333
7/6/99(2)          18.875               1,000           596             404
7/23/99(1)         18.00                4,800         2,861           1,939
7/26/99(1)         17.0755             20,700        12,337           8,363


1    Open Market Sale
2    Open Market Purchase
3 Tender into Issuer's recapitalization offer in exchange for $17,966,827.56 in cash and 44,825 shares of Common Stock (when issued)